ANS Investments LLC
▪ 50 Battery Place, Suite 7F, New York, NY 10280 ▪
▪ Tel: (212) 945-2080 ▪ Fax: (508) 629-0074 ▪
▪ Email: jmeer@verizon.net

September 29, 2008

VIA ELECTRONIC MAIL, OVERNIGHT MAIL
AND FACSIMILE TRANSMISSION

Magellan Petroleum Corporation
10 Columbus Blvd.
Hartford, CT 06106
Attn: Walter McCann, Chairman

Dear Mr. McCann:

As you are aware, earlier this month, ANS Investments LLC (“ANS”) delivered a notice to Magellan Petroleum Corporation (“Magellan”) of our intention to solicit proxies in support of the election of the undersigned, Jonah M. Meer, the founder and Chief Executive Officer of ANS, to the Board of Directors of Magellan at the 2008 annual meeting of shareholders. Given the staggered nature of the Magellan Board, and given its relatively small size, our understanding is that only one of your directors is up for re-election this year, Timothy L. Largay, a partner with your outside counsel Murtha Cullina LLP.

In contrast to any of the current members of the Magellan Board of Directors, including yourself or Mr. Largay, or any members of Magellan’s senior management team, including its Chief Executive Officer Daniel Samela, we have a significant amount of our capital invested in Magellan. Accordingly, our interests are aligned with virtually all shareholders.

As much as we would have liked to avoid the time and expense of a costly, disruptive and distracting proxy contest, the events of the past year have convinced us that this proxy contest is not only inevitable but absolutely necessary if the interests of shareholders are to be protected. We are deeply troubled by the following disappointing events which have occurred in the past 12 months:

•
In February of this year, Magellan settled its tax dispute with the Australian tax authorities relating to an audit that found that Magellan’s Australian subsidiaries had claimed substantial tax deductions to which they were not entitled. That settlement resulted in a payment to the Australian tax authorities of (Aus) $14.6 million (U.S. $13.1 million) causing the Company to report a loss for the year ended June 30, 2008.

Magellan Petroleum Corporation
Attn: Walter McCann, Chairman
September 29, 2008

Rather than take responsibility and hold someone in management accountable for taking these now disallowed deductions, in its public communications, Magellan attributes the tax dispute to aggressive actions taken by the Australian tax authorities and attempts to “sell the settlement” as necessary to avoid “a protracted and costly legal battle” with the Australian tax authorities.

•
Just this month, Magellan publicly announced that shareholders can no longer rely on the financial information in the Company’s three most recent quarterly financial reports filed with the SEC due to certain miscalculations that caused certain expenses to be understated. Magellan disclosed its accounting problems in a Form 8-K filing made with the Securities and Exchange Commission on September 3, 2008. Interestingly, that same Form 8-K indicated that disclosure of these accounting issues and the need for corrections was made to the Australian Securities and Investments Commission and the Australian Stock Exchange on Friday, August 29, 2008. For reasons that are not clear to us, the Company then waited until Wednesday, September 3, 2008, to make the required filings with the U.S. Securities and Exchange Commission on Form 8-K to disclose these accounting problems.

•
According to Magellan’s Annual Report for its fiscal year ended June 30, 2008, as filed with the SEC, there has been a significant increase in the Company’s operating expenses during the most recently completed fiscal year, including auditing, accounting and legal expenses which have been allowed to increase 75% and other administrative expenses which have increased 33%, in each case when compared to the fiscal year ended June 30, 2007.

•
Since reaching its 52-week high on May 21, 2008 of $2.05, the price of Magellan’s stock has subsequently tumbled. Based on the closing price of Magellan’s common stock on September 26, 2008 which was $1.09, Magellan’s stock price has fallen approximately 47% since reaching its 52-week high.

ANS did not decide to enter into this proxy contest lightly. Indeed, for the past year, we have made numerous attempts to engage the Board and senior management of Magellan in a constructive and meaningful dialogue concerning a host of issues relating how best to collaborate and work together to enhance and grow shareholder value, including our thoughts and suggestions on changes in strategy, operations, focus and use of capital that we believe, if implemented, would have the potential to improve shareholder returns. We believe that there are clearly a number of untapped opportunities to improve value at Magellan through, among other things, sharper strategic focus, better operational execution and more efficient uses of capital. Through constructive engagement, we had hoped to be a productive catalyst for improving shareholder value.

Magellan Petroleum Corporation
Attn: Walter McCann, Chairman
September 29, 2008

Unfortunately, the Magellan Board has repeatedly spurned our overtures, and we have found the Magellan Board to be unapproachable, unwilling to listen to our ideas and suggestions and unresponsive to our concerns with respect to, among other things, the Australian tax debacle, operating performance, corporate governance and other issues affecting, or which could have the potential to affect, shareholder value. As recently as this past July, we received a letter from one of Mr. Largay’s partners at Murtha Cullina, Edward B. Whittemore, who also serves as your Corporate Secretary, requesting that we immediately cease all further direct communications with you, other members of the Magellan Board and your Chief Executive Officer, Daniel Samela, and to funnel all of our future correspondence through Mr. Whittemore. Mr. Whittemore indicated that he was making such request at Magellan’s direction. We have never encountered a more blatant attempt to shut off communications with a significant shareholder than this and I cannot imagine a more crystal clear example of a company wanting to “bury its head in the sand” and avoid constructively engaging with its shareholders.

We believe that Mr. Whittemore’s letter to us was a result of the shareholder demand under Delaware law that we made this past March seeking documents and other information relating to Magellan’s Australian tax debacle. After months of unreturned telephone calls and unanswered written inquiries, we were forced to make our shareholder demand to compel Magellan to release information that it had not previously included in its publicly filed materials. When this information was finally provided by Magellan in response to our demand letter, we were stunned to learn that Magellan could not explain various aspects of the deductions that it had taken (which were subsequently disallowed). Months later, we have still not been supplied with all the information that we requested. We expect nothing less than complete transparency and believe that all shareholders are entitled to full, frank and complete disclosure about the events that led up to the decision by the Magellan Board to pay the Australian tax authorities (AUS) $14.6 million (U.S. $13.1 million) or approximately 29% of Magellan’s market capitalization based on the closing price of Magellan’s common stock on September 26, 2008. We call upon the Magellan Board to take steps to immediately and publicly release all documents and information relating to the Company’s Australian tax debacle.

It is time for the Board to publicly address and respond in detail to the many issues that we have raised which we believe are of deep concern to our fellow shareholders. Accordingly, we request that Magellan promptly and publicly provide answers to the following:

•
The Magellan Board been unable to explain the basis upon which Magellan claimed (AUS) $40 million in tax deductions which ultimately required Magellan to pay (AUS) $14.6 million (U.S. $13.1 million) when these deductions were ultimately rejected by the Australian tax authorities. Your CEO has indicated that he was unfamiliar with the details of the tax settlement calculations. Why is Magellan’s Board and CEO unable to explain the use of the AUS $40 million in tax deductions as they are critical to any evaluation of the amounts paid to settle the tax dispute?

Magellan Petroleum Corporation
Attn: Walter McCann, Chairman
September 29, 2008

•
The Company was advised in its settlement of the Australian tax dispute by the same accounting firm which advised Magellan in connection with Magellan’s decision to claim the tax deductions that were ultimately rejected by the Australian tax authorities. How could the Magellan Board have approved a tax settlement requiring payment of approximately 29% of the Company’s market capitalization in reliance on advice from the same accounting and tax advisors that had advised the Company on the now-disallowed tax deductions?

•
As noted above, earlier this month, Magellan was forced to publicly disclose that shareholders can no longer rely on the financial information in the Company’s three most recent quarterly financial reports filed with the SEC due to certain miscalculations that caused certain expenses to be understated. Why did this occur, who was responsible, what actions have been taken to hold the person(s) responsible and what steps have been taken to ensure that this never happens again and that shareholders can confidently rely on the Company’s future financial statements?

•	What is Magellan’s strategic plan and what actions have been taken by the Board to address the declining stock price and increase shareholder value?

•	What steps is the Magellan Board taking to improve its oversight of management and the governance of the Company?

These questions are fundamental and must be addressed fully, frankly and publicly by the Magellan Board at the earliest possible time.

You and I have previously discussed my concerns with respect to the lack of any significant stock ownership by the Magellan directors, including yourself, or the members of the Magellan management team. In your letter to me, dated January 28, 2008, you asserted that “. . . it is generally recognized that the size of a director’s shareholdings is not the only relevant criterion for membership on the board of directors of a public company.” While we agree that stock ownership is not the only relevant criterion (we also believe that requiring each director to satisfy strict standards of independence is also essential), we believe that it is essential that the interests of board members be aligned with those of virtually all shareholders. Accordingly, we believe that Magellan should adopt stock ownership guidelines for all directors and executive officers as many other public companies have done so. In your January 2008 letter, you also indicated that the Magellan Board was going to address the issue of stock ownership in the “near future.” Nine months have come and gone and we have yet to hear of any initiatives taken by Magellan to require all directors and executive officers to have some “skin in the game” and become significant shareholders in the Company. This is unfathomable to us given that the current stock price has fallen from its 52-week high to just over a $1 per share.

Magellan Petroleum Corporation
Attn: Walter McCann, Chairman
September 29, 2008

Due to the lack of any significant ownership by the current members of the Magellan Board, we do not believe that the interests of the Magellan shareholders are fully represented on the Magellan Board. In your January 2008 letter to me, in response to my expressed interest in representing the shareholders on the Magellan Board, rather than take the opportunity to learn more about my background, experience and qualifications and how I could meaningfully contribute and add value as a member of the Magellan Board, you ended your letter to me by simply referring me to the section of the Company’s annual meeting proxy statement that addresses shareholder nominations “at page 6.” That, again, was an indication to us that we had few alternatives to the commencement of a costly and distracting proxy contest to ensure that shareholders are adequately represented on the Magellan Board.

We also believe that the Magellan Board should take steps to enhance its independence. The primary purpose of the Board of Directors is to protect the shareholders' interests by providing independent oversight of management. We believe that, given the Australian tax debacle and the recent announcement by the Company that shareholders cannot rely on its three most recently released quarterly financial statements, the Company can surely benefit from increased independent oversight of management. In addition, we believe that by enhancing the independence of the Magellan Board, investors’ confidence in Magellan will be enhanced and investors will be able to more confidently rely on the decisions made by its Board of Directors, particularly on such important matters as its decision to pay (Aus) $14.6 million (U.S. $13.1 million) to the Australian tax authorities, management accountability and related party transactions. Rather than adopt a heightened definition of independent director such as the definitions advocated by RiskMetrics ISS, much to our disappointment, Magellan has adopted the more liberal definition established by Nasdaq. We do not believe that, under the definition of independent director advocated by leading corporate governance advocates such as RiskMetrics ISS, Mr. Largay, as a partner with your outside law firm, can reasonably be construed to be a truly independent director, particularly given the significant six figure fees that his law firm has been paid by Magellan in the past year. As you may be aware, the RiskMetrics ISS definition of a truly independent director, or “independent outside director,” is someone with no material connection to the company other than a board seat. RiskMetrics ISS further notes, for clarity, that a person who currently provides professional services to the company in excess of $10,000 a year is not an “independent outside director.” The Magellan Petroleum Annual Report on Form 10-K for the fiscal year ended June 30, 2008, as filed with the SEC, discloses in a “related party transactions” footnote that Mr. Largay’s law firm was paid fees of $264,170, $114,415 and $170,481 by the Company in fiscal years 2008, 2007 and 2006, respectively. Accordingly, under the RiskMetrics ISS definition, Mr. Largay would clearly not qualify as an “independent outside director.”

Magellan Petroleum Corporation
Attn: Walter McCann, Chairman
September 29, 2008

We are fully aware of how costly, disruptive and distracting a proxy contest will be for both of us, but we believe that you have left us with no viable alternative in order to ensure that the interests of shareholders are protected. While we remain deeply frustrated and greatly disappointed with your steadfast refusal to constructively engage with us and engage in a meaningful dialogue, we still remain open to working constructively with Magellan’s board and management to improve operating performance, enhance oversight of management, reform corporate governance, and enhance shareholder value. Unfortunately, your lack of interest in constructively engaging with us has left us with no alternative but to preserve our right to bring our concerns directly to the attention of our fellow Magellan shareholders which we did earlier this month through our delivery to Magellan of our advance notice of nomination and shareholder proposals.

If you believe that it would be productive for us to constructively discuss this matter and possibly pursue an amicable resolution before this proxy contest reaches a “point of no return” for both of us, please do not hesitate to contact me.

Sincerely,

ANS Investments LLC

/s/ Jonah M. Meer

Jonah M. Meer,
Chief Executive Officer

cc:	Patrick B. Salisbury, Esq.
Keith E. Gottfried, Esq.
Edward B. Whittemore, Esq.
Raymond J. DiCamillo, Esq.